UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Form U-3A-2			File No. 61-193


	Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935.

	C. T. WILLIAMS & CO., INC.
	and
	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	C. T. WILLIAMS & CO., INC.

A corporation organized under the laws of the Commonwealth of Virginia, effective July 5, 1967. The corporation is a Public Utility Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.
 (The company changed its name from Williams Associates, Inc. to C.T. Williams & Co., Inc. on July 31, 1997.)

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	An 81.37% owned subsidiary corporation of C. T. Williams
& Co., Inc., organized under the laws of the Commonwealth of Virginia. The corporation changed its name on June 30, 1977 from Southwestern Virginia Gas
Service corporation to Southwestern Virginia Energy
Industries, Ltd.  The corporation is a Public Utility
Holding Company under Section 3-a-1. All of its business is carried on in the Commonwealth of Virginia.

	SOUTHWESTERN VIRGINIA GAS SERVICE CORPORATION

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized June 30,
1977 as Phoenix Energy, Inc. under the laws of the Commonwealth of Virginia. The corporation changed its name from Phoenix Energy, Inc. to Southwestern Virginia
Gas Service Corporation June 30, 1977. It is engaged primarily in the sale of propane (bottled gas). All of its business is carried on in the Commonwealth of Virginia.

	MIDWAY BOTTLED GAS COMPANY, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the sale of propane (bottled gas). The majority of its business is carried on in the Commonwealth of Virginia, with a small amount of sales in North Carolina.

	SOUTHWESTERN VIRGINIA GAS COMPANY

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. It is a Public
Utility company subject to the jurisdiction of the State
Corporation Commission of Virginia, doing business exclusively in Virginia.

	DUMBARTON UNDERGROUND, INC.

	A wholly owned subsidiary corporation of Southwestern
Virginia Energy Industries, Ltd., organized under the laws of the Commonwealth of Virginia. The corporation changed its name from Batts Neck Properties, Inc. to Dumbarton Underground, Inc. July 1, 2001. The corporation is engaged in underground boring operations.
 All of the business is carried on in the Commonwealth of Virginia.

FIREPLACES AND SUCH, INC.

	A 67.667% owned subsidiary corporation of Midway Bottled
Gas Company, Inc., organized under the laws of the Commonwealth of Virginia. It is engaged primarily in the retail sale of fireplaces and accessories. All of the business is carried on in the Commonwealth of Virginia.

	2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside of the State in which the Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state:

	C. T.WILLIAMS & CO., INC.

	C. T. Williams & Co., Inc. is a Public Utility Holding
Company, which was organized under the laws of the Commonwealth of Virginia, Its business is to own 40,404 shares (81.37%) of the common stock of Southwestern
Virginia Energy Industries, Ltd., and various other investments.

	SOUTHWESTERN VIRGINIA ENERGY INDUSTRIES, LTD.

	Southwestern Virginia Energy Industries, Ltd., is a
public utility holding company.  Its business is to own
161,045 shares (100%) of Southwestern Virginia Gas
Company common stock, a public utility company;  5,000
shares of Southwestern Virginia Gas Company Preferred stock; 200 shares (100%) of Southwestern Virginia Gas
Service Corporation common stock; 500 shares (100%) of Midway Bottled Gas Inc. common stock; 1,350 shares
(100%) of Dumbarton Underground, Inc. common stock; and other investments.

	SOUTHWESTERN VIRGINIA GAS COMPANY  (A Public Utility Co.)

	This company is engaged in the purchase, transmission, distribution and sale of natural gas to the public in the City of Martinsville, Henry County, and a small portion of Pittsylvania County, Virginia. The Company purchases its natural gas requirements from Williams Co.
and BP Energy Company at various points on Transcontinental Gas Pipeline Corporation's (Transco) system. The gas is transmitted from the point of purchase to the Company's tie in with Transco and then to the city of Martinsville and Henry County through a 4" pipeline and an 8" pipeline owned and operated by the Company. The Company then distributes the gas to end users through mains and services owned and operated by the Company in the City of Martinsville, Counties of Henry and Pittsylvania, Virginia.

	3. The following information for the last calendar year with respect to the Claimant and each of its subsidiary public utility companies:

(a)	Number of Kwh. of electric energy sold (at
retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail:

			No electric energy was sold and 1,255,801 Mcf of natural gas was sold in Virginia with associated revenues of $12,666,314, and no Mcf of natural gas was transported to Virginia with no associated revenues by the subsidiary public utility, Southwestern Virginia Gas Company.

		(b)	Number of Kwh. of electric energy and Mcf of
natural or manufactured gas distributed at retail outside the State in which each such company is organized:

			NONE

		(c)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line:

			NONE

		(d)	Number of Kwh. of electric energy and Mcf. of
natural or manufactured gas purchased outside of State in which each such company is organized, or at the State line.

1,317,223 Mcf. purchased in Texas,
Louisiana, and Mississippi with
associated cost of $9,333,140.

	4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of
the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

			NONE

		(b)	Name of each system company that holds an
interest in such EWG or foreign utility company;
and description of interest held.

			NONE

		(c)	Type and amount of capital invested, directly
or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

			NONE

		(d)	Capitalization and earnings of the EWG or
foreign utility company during the reporting period.

			NONE

		(e)	Identify any service, sales or construction
contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

			NONE


	EXHIBIT A

	A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

	SCHEDULES 1 AND 2

	Attached Hereto

	The above-named claimant has caused this statement to be duly
executed on its behalf by its authorized officer on this   10
day of  February , 2005.

						C. T. WILLIAMS & CO., INC.




						By__________________________________
						    C. T. Williams, III
						     President

(CORPORATE SEAL)

ATTEST:



__________________________




						SOUTHWESTERN VIRGINIA ENERGY IND.,
						LTD.




						By____________________________
						    Ralph J. Pruitt
						    Vice President-Finance & Treas.

(CORPORATE SEAL)

ATTEST:



_________________________

	Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

				Ralph J. Pruitt
				Vice President of Finance & Treasurer
				Southwestern Virginia Energy Ind., Ltd.
				208 Lester Street
				Martinsville, Virginia 24112


				C. T. Williams, III
				President
				C. T. WILLIAMS & CO., INC.
				6 North Park Drive
				Suite 104
				Hunt Valley, Maryland  21030


EXHIBIT B

Item No.   Caption Heading                    Amount

        1     Total Assets 			=   $12,446,721
        2     Total Operating Revenues		=    18,144,362
        3     Net Income			=       563,073


	EXHIBIT C

		There are no EWG or foreign utility companies in the holding company system.



C. T. WILLIAMS
& CO., INC.                                                                                              Exhibit A
CONSOLIDATING STATEMENT                                                                                 Schedule 1
OF INCOME & RETAINED EARNINGS
YEAR ENDING
 12/31/2004                 SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL

Sales                               2,235,867 2,131,066                 418,518 12,703,914    654,996              18,144,362


Costs and Exp
  Cost of Sales                     1,309,604 1,149,916                 209,515  9,761,678    330,540              12,761,253
  Operating & Gen Exp       398,438   641,400   692,826   118,410       152,090  1,724,397    265,093               3,992,652
  Depreciation                  458    98,606   131,382                  45,882    368,238     26,674                 671,240


    Total Costs & Exp       398,895 2,049,609 1,974,124   118,410       407,487 11,854,313    622,307            0 17,425,145


Other Income
  Dividends                 610,310                       225,153                                         (763,942)    71,521
  Gain or Loss on Assets    (30,686)                       56,329             0                                        25,643
  Other Income                6,171    45,098     3,915    44,084         1,029      6,027      3,154       (1,943)   107,535

Total Other Income          585,795    45,098     3,915   325,565         1,029      6,027      3,154     (765,885)   204,699


Other Expenses                         11,046     6,032                             70,654      7,102       (1,943)    92,890


Inc Before Inc Taxes        186,900   220,310   154,825   207,156        12,060    784,974     28,742     (763,942)   831,025

Income Taxes               (176,277)   83,753    60,200    (3,388)        4,595    293,707      5,362                 267,952


Net Income                  363,177   136,558    94,625   210,544         7,465    491,267     23,380     (763,942)   563,073

Retained Earn, Beg        2,140,828   548,647   368,239   974,071       137,907  3,093,816     55,933     (488,914) 6,830,527


    Subtotal              2,504,005   685,205   462,864 1,184,615       145,372  3,585,083     79,313   (1,252,856) 7,393,600

Dividends Paid             (248,270) (100,000) (100,000) (187,734)     (101,250)  (260,672)                763,942   (233,984)


Retained Earn, End        2,255,735   585,205   362,864   996,881        44,122  3,324,411     79,313     (488,914) 7,159,616



C. T. WILLIAMS
& CO., INC.                                                                                              Exhibit A
CONSOLIDATING                                                                                         Schedule 2 Page 1 of 2
BALANCE SHEET
 12/31/2004                 SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
                          VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL
          ASSETS
Current Assets
  Cash & Cash Equivalents   752,460    55,213   155,003  (182,654)      112,404    170,554     24,362               1,087,342
  Accounts Receivable                 191,559   144,009         0         3,359  1,811,474     26,706               2,177,106
  Accts Rec - Other          92,032       250                                                                          92,282
  Accts Rec - Affiliates    110,732         0                                                             (110,732)         0
  Inventories                         254,527   130,141                            565,562    145,120               1,095,351
  Funds                                                                                                                     0
  Misc Cur & Accd Assets                                                  3,401      4,899                              8,299
  Prepayments                    21    45,074    55,533                  12,169     52,921      3,123                 168,841

    Total Current Assets    955,245   546,624   484,686  (182,654)      131,333  2,605,409    199,311     (110,732) 4,629,221

Investments at Cost
  Various Investments       179,274                       239,791                                                     419,065
  Swest Va Energy                                          11,987                                          (11,987)        (0)
  Swest Va Gas Common       477,380                                                                       (477,380)         0
  Swest Va Gas Prefer        39,120                                                                        (39,120)         0
  Midway Bottled Gas        379,187                                                                       (379,187)         0
  Swest Va Gas Service      159,607                                                                       (159,607)         0
  C. T. Williams Co.                                                                                                        0
  Dumbarton Underground     135,000                                                                       (135,000)         0
  Fireplaces and Such                 203,000                                                             (203,000)        (0)

    Total Investments     1,369,568   203,000         0   251,778             0          0          0   (1,405,281)   419,065



Prop, Plant & Equip         228,664 1,254,982 1,250,458                 338,410 10,666,529    170,078              13,909,122
  Less: Accum Deprec         (2,972) (897,215) (870,155)               (264,006)(5,262,155)   (97,795)             (7,394,298)

Net Prop, Plant & Equip     225,692   357,768   380,303         0        74,404  5,404,374     72,284            0  6,514,824

Other Assets
  Notes Rec - Affiliat                                                                                           0          0
  Goodwill                             52,685    23,942                                                   (322,579)  (245,952)
  Other                                 3,250     2,545 1,053,057                   70,711                          1,129,563

    Total Other Assets            0    55,935    26,487 1,053,057             0     70,711          0     (322,579)   883,611


Total Assets              2,550,505 1,163,327   891,476 1,122,181       205,737  8,080,494    271,595   (1,838,593)12,446,721


C. T. WILLIAMS                                                                                           Exhibit A
& CO., INC.                                                                                           Schedule 2 Page 2 of 2
CONSOLIDATING
BALANCE SHEET               SWEST     MIDWAY    SWEST   C. T. WMS   DUMBARTON      SWEST   FIREPLACES
 12/31/2004               VA. ENERGY BOTTLED   VA. GAS     & CO    UNDERGROUND   VIRGINIA   AND SUCH
                          IND., LTD. GAS CO.   SERVICE     INC.        INC.       GAS CO      INC.       ELIMIN       TOTAL

  LIABILITIES AND
STOCKHOLDERS EQUITY

Current Liabilities
  Accts Payable                  66    99,799   138,326                   4,273  1,547,723     14,361               1,804,549
  Accts Payable - Other                                                       0                                             0
  Accts Pay - Affiliat                                                                                           0          0
  Notes Payable                        140000   115,000                                                               255,000
  Notes Pay - Afiliat                                                                          15,000      (15,000)         0
  Current Portion-LT Debt    12,500    17,780    27,504                            102,912     12,709                 173,405
  Taxes Payable                                                          (1,373)   (68,363)                           (69,736)
  Dividends Payable                                                                    750                                750
  Other Accrd Exp & Pay      49,767    47,655    40,963                   7,611    406,493      8,384                 560,873
Total Current Liabil         62,333   305,234   321,793         0        10,512  1,989,514     50,454      (15,000) 2,724,841

Long Term Debt               12,500    95,732    26,923                          1,603,782    133,094      (95,732) 1,776,299
  Less Current Portion      (12,500)  (17,780)  (27,504)                          (102,912)   (12,709)               (173,405)

    Net Long Term Debt            0    77,952      (581)        0             0  1,500,870    120,385      (95,732) 1,602,895

Other Liabilities                                                                                                           0

Deferred Credits
  Other Deferred Credits        211    31,404    47,792    93,350        16,102    305,077     16,238      (93,350)   416,824
  Defer Invest Tax Credit                                                           36,765                             36,765
  Defer Credits-Billed Gas                                                         442,842                            442,842
    Total Deferred Credits      211    31,404    47,792    93,350        16,102    784,684     16,238      (93,350)   896,431

Stockholders' Equity
  Preferred Stock                                                                   50,000                 (50,000)         0
  Common Stock               49,654     5,000     2,000    31,950       135,000    402,613        300     (585,220)    41,297
  Treasury Stock                                                                                                            0
  Paid in Capital           182,572   158,532   157,607                             28,403      4,904     (510,377)    21,640
  Retained Earnings       2,255,735   585,205   362,864   996,881        44,122  3,324,411     79,313     (488,914) 7,159,616

Total Stckhlds' Equity    2,487,961   748,736   522,471 1,028,831       179,122  3,805,426     84,517   (1,634,511) 7,222,554

Total Liabil
   & Stkhlds' Equity      2,550,505 1,163,326   891,476 1,122,181       205,737  8,080,494    271,595   (1,838,593)12,446,720
